Gary R. Henrie
Attorney at Law
P.O. Box 107                                                                                                                                                                                                                                                                                                                                                                                                  Telephone:  309-313-5092
Nauvoo, IL  62354                                                                                                                                                                                                                                                                                                                                                                                 E-mail:  grhlaw@hotmail.com

November 21, 2018

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Washington, D.C. 20549

Re: GB Sciences, Inc.
Registration Statement on Form S-1
Filed September 20, 2018
File No. 333-227452

To Whom It May Concern:

As securities counsel to GB Sciences, Inc. (the "Company"), I have prepared this letter with management in response to the staff's comment letter dated October 10, 2018, regarding the Company's Amendment No. 1 to Registration Statement on Form S-1.

Response to Comment 1:  In response to comment 1 we have added risk factor disclosure at page 17.

Response to Comment 2:  In response to comment 2 we have added disclosure at page 23.

Response to Comment 3:  In response to comment 3 we re-dated the disclosure on page 41 to March 31, 2018.  All of the information remains accurate as of that date.

Response to Comment 4:  In response to comment 4 we added a section entitled "Description of Warrants Related to Shares Being Registered" at page 19.

Response to Comment 5:  In response to comment 5 we removed from the registration statement the 10,000,000 shares to be issued to consultants.  However, we have issued  additional warrants for the purchase of 10,000,000 shares.  The owners of these warrants have been added to the table of selling shareholders.  Therefore the total number of shares being registered remains the same.

Please note that we have also updated the financial statements so that the stub period is current as of September 30, 2018.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Securities Counsel to the Company